Filed Pursuant to Rule 424(b)(5)
                                 Registration No. 33-52525
                                 Registration Nos. 333-43811 and 333-43811-01


          PROSPECTUS SUPPLEMENT
          (TO PROSPECTUS DATED JANUARY 23, 1998)

                                     $150,000,000
                                  ENSERCH Capital I
                              FLOATING RATE CAPITAL SECURITIES

                 (LIQUIDATION PREFERENCE $1,000 PER CAPITAL SECURITY)
             FULLY AND UNCONDITIONALLY GUARANTEED AS SET FORTH HEREIN BY

                                 ENSERCH Corporation
                                    -------------

               The Floating Rate Capital Securities (Capital Securities) offered hereby are being issued by and represent undivided preferred beneficial interests in ENSERCH Capital I (ENSERCH Capital), a statutory business trust created under the laws of the State of Delaware. ENSERCH Corporation (Company), a Texas corporation, will be the owner of the undivided common beneficial interests in the assets of ENSERCH Capital (Common Securities and, together with the Capital Securities, herein referred to as the Trust Securities). The Bank of New York and The Bank of New York (Delaware) are the Property Trustee and the Delaware Trustee, respectively, and certain individuals who are employees of the Company or its affiliates are the Administrative Trustees of ENSERCH Capital. ENSERCH Capital exists for the sole purpose of issuing its Trust Securities (including the Capital Securities) and investing the proceeds thereof in Floating Rate Junior Subordinated Debentures, Series A issued by the Company (Series A Debentures) in an aggregate principal amount equal to the aggregate liquidation amount of the Trust Securities.

                                           (cover continued on following page)

                                    -------------

               SEE "RISK FACTORS" BEGINNING ON PAGE S-6, FOR CERTAIN INFORMATION RELEVANT TO AN INVESTMENT IN THE CAPITAL SECURITIES.

                                    -------------

            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
            SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES
              COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
                 OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                 ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
                     OR THE PROSPECTUS TO WHICH IT RELATES.  ANY
                         REPRESENTATION TO THE CONTRARY IS A
                                  CRIMINAL OFFENSE.

                                    --------------

                                            Underwriting       Proceeds to
                                 Price to   Discounts and        ENSERCH
                                Public(1)   Commissions(2)   Capital(1)(3)(4)
                                ---------   --------------   ----------------
          Per Capital
            Security  . . .       $988.07        (3)                $988.07
          Total . . . . . .  $148,210,500        (3)           $148,210,500

          --------------------

          (1) Plus accumulated distributions, if any, from the date of original issuance.

          (2) ENSERCH Capital and the Company have each agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

          (3) In view of the fact that the entire proceeds of the sale of the Capital Securities will be used to purchase the Series A Debentures, the Company will pay to the Underwriters, as compensation for their arranging the investment therein of such proceeds, $10.00 per Capital Security (or $1,500,000 in the aggregate). See "Underwriting."

          (4) Before deduction of expenses of the offering, payable by the Company, which are estimated to be $263,000.

                                    -------------

               The Capital Securities are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Winthrop, Stimson, Putnam & Roberts, counsel for the Underwriters. It is expected that delivery of the Capital Securities will be made only in book-entry form through the facilities of The Depository Trust Company on or about July 2, 1998, against payment therefor in immediately available funds.

          June 25, 1998

          MORGAN STANLEY DEAN WITTER
                                      LEHMAN BROTHERS
                                                        MERRILL LYNCH & CO.

               CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CAPITAL SECURITIES OFFERED HEREBY. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THIS OFFERING AND MAY BID FOR, AND PURCHASE, SUCH SECURITIES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                    --------------

               The Series A Debentures will mature on July 1, 2028. The Capital Securities will have a preference under certain circumstances with respect to cash distributions and amounts payable on liquidation, redemption or otherwise over the Common Securities. See "Description of The Preferred Trust Securities -- Subordination of Common Trust Securities" in the accompanying Prospectus.

               Holders of the Capital Securities will be entitled to receive cumulative cash distributions accruing from the date of original issuance and payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year, commencing October 1, 1998, at a rate per annum equal to 3-month LIBOR (as defined) plus 1.35% (the Distribution Rate). Interest on the Series A Debentures is the sole source of income for ENSERCH Capital from which payment of distributions on the Capital Securities can be made. The Company has the right to defer payments of interest on the Series A Debentures by extending the interest payment period thereon at any time for up to 20 consecutive quarterly periods (each such extended payment period, an Extension Period), provided that the aggregate interest payment period, as so extended, may not exceed 20 consecutive quarterly interest payment periods or extend beyond the maturity of the Series A
          Debentures.   Upon the termination of any Extension Period and
          the payment of all amounts then due, including interest on deferred interest payments, the Company may elect to begin a new Extension Period, subject to the above requirements.

               If interest payments are so deferred, distributions on the Capital Securities will also be deferred to such extent. During an Extension Period, distributions will continue to accrue, and Holders of Capital Securities will be required to accrue income for United States federal income tax purposes. Cash distributions in arrears will bear interest thereon at the Distribution Rate (to the extent permitted by applicable law), compounded quarterly. See "Description of the Junior Subordinated Debentures -- Option to Extend Interest Payment Period" and "Certain United States Federal Income Tax Consequences Relating to the Preferred Trust Securities -- Original Issue Discount" in the Prospectus and "Certain Terms of The Capital Securities -- Distributions" herein. During an Extension Period, the Company may not declare or pay dividends on (other than dividends paid in shares of Common Stock of the Company) or redeem or acquire, any of its capital stock, make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any indebtedness that is pari passu with the Series A Debentures or make any guarantee payment with respect to the foregoing. Any Extension Period with respect to payment of interest on the Series A Debentures or any similar securities, will apply to the Series A Debentures and to all such securities and will also apply to distributions with respect to the Capital Securities and all other securities with terms substantially the same as the Capital Securities. Based upon the Company's current financial condition and, in light of the restriction on payment of dividends on the Company's securities during an Extension Period, the Company believes that an extension of a distribution payment period on the Capital Securities is currently unlikely and has no current intention to cause such an extension. See "Certain Terms of The Capital Securities -- Distributions."

               The payment of distributions out of moneys held by ENSERCH Capital and payments on liquidation of ENSERCH Capital or the redemption of Capital Securities, as set forth below, are guaranteed by the Company to the extent ENSERCH Capital has sufficient funds available to make such payments pursuant to the Guarantee. See "Description of The Guarantee" in the Prospectus. If the Company fails to make interest payments on the Series A Debentures held by ENSERCH Capital, ENSERCH Capital will have insufficient funds to pay distributions on the Capital Securities. The Guarantee does not cover payment of distributions when ENSERCH Capital does not have sufficient funds to pay such distributions. In such event, a Holder of Capital Securities could institute a legal proceeding directly against the Company to enforce payment to such Holder of the principal of or interest on Series A Debentures having a principal amount equal to the aggregate liquidation amount of the Capital Securities held by such Holder. The Company's obligations under the Guarantee are subordinate and junior in right of payment to all other liabilities of the Company except any liabilities that may be made pari passu expressly by their terms. The Company has agreed in an Agreement as to Expenses and Liabilities (Expense Agreement) to provide funds to pay obligations of ENSERCH Capital to parties other than Holders of Trust Securities of ENSERCH Capital. The Series A Debentures and the Guarantee, together with the obligations of the Company with respect to the Capital Securities under the Indenture, the Trust Agreement and the Expense Agreement, constitute a full and unconditional guarantee of the Capital Securities by the Company.

               The Company may organize in the future trusts similar to ENSERCH Capital for the purpose of issuing securities similar to the Capital Securities and may issue securities similar to Series A Debentures which will be pari passu with the Series A Debentures. Any extension period with respect to any such other securities of the Company will apply to the Series A Debentures and to the Capital Securities and any securities substantially the same as the Capital Securities.

               The Series A Debentures are redeemeable prior to maturity at the option of the Company on or after July 1, 2003, in whole or in part, at a redemption price equal to the principal amount of the Series A Debentures so redeemed plus the accrued and unpaid interest, if any, on such Series A Debentures to the redemption date. In addition, the Company will have the right at any time to cause the termination of ENSERCH Capital and, in connection therewith, after satisfaction of creditors of ENSERCH Capital, if any, to distribute the Series A Debentures to the Holders of Capital Securities or, upon the occurrence of a Tax Event (as defined herein), under certain circumstances, to redeem, in whole but not in part, the Series A Debentures. Any redemption of the Capital Securities and the Common Securities by ENSERCH Capital will be, upon not less than 30 days' nor more than 60 days' notice to the Holders thereof, in amounts having an aggregate liquidation preference equal to the aggregate principal amount of Series A Debentures to be redeemed. Each class of the Trust Securities will be redeemed in proportion to the percentage they represent of all the Trust Securities. The Capital Securities will represent 97% of the Trust Securities and the Common Securities will represent 3% of the Trust Securities. For a description of the redemption prices for the Capital Securities (in each case, a Redemption Price), see "Certain Terms of The Capital Securities -- Redemption of Capital Securities" and "Certain Terms of The Series A Debentures -- Redemption."

               The Series A Debentures are subordinated and junior in right of payment to all Senior Indebtedness (as defined in the Prospectus) of the Company. As of March 31, 1998, the Company had approximately $1.0 billion principal amount of indebtedness for borrowed money constituting Senior Indebtedness (as defined
          in the Prospectus).   See "Description of The Junior Subordinated
          Debentures -- Subordination" and "Description of The Preferred Trust Securities" in the Prospectus.

               In the event of the liquidation of ENSERCH Capital, the Holders of the Trust Securities will be entitled to receive Series A Debentures in an aggregate principal amount of $1,000 for each Capital Security, subject to certain limitations. See "Description of The Preferred Trust Securities -- Liquidation Distribution upon Dissolution" in the Prospectus.

               The Capital Securities will be represented by one or more global certificates registered in the name of The Depository Trust Company (DTC) or its nominee. Beneficial interests in the Capital Securities will be shown on, and transfers thereof will be effected only through, records maintained by participants in DTC. Except as described herein, Capital Securities in certificated form will not be issued in exchange for the global certificates. See "Certain Terms of The Capital Securities -- Book-Entry Only Issuance -- The Depository Trust Company."



               THE FOLLOWING INFORMATION SUPPLEMENTS AND SHOULD BE READ IN CONJUNCTION WITH THE INFORMATION CONTAINED IN THE PROSPECTUS AND TO THE EXTENT IT IS INCONSISTENT THEREWITH, IT REPLACES SUCH

          INFORMATION. EACH OF THE CAPITALIZED TERMS USED IN THIS PROSPECTUS SUPPLEMENT AND NOT OTHERWISE DEFINED HEREIN HAS THE MEANING GIVEN SUCH TERM IN THE PROSPECTUS.

               NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ENSERCH CAPITAL, OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALES UNDER THESE DOCUMENTS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR ENSERCH CAPITAL SINCE THE DATE OF THIS PROSPECTUS SUPPLEMENT OR THAT THE INFORMATION CONTAINED IN THESE DOCUMENTS IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE CAPITAL SECURITIES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH CAPITAL SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                                  TABLE OF CONTENTS

                                                                       PAGE
                                                                       ----
                                PROSPECTUS SUPPLEMENT

          Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . S-6

          The Company . . . . . . . . . . . . . . . . . . . . . . . . . S-9

          Summary of Consolidated Financial Information of
               The Company and Its Subsidiaries . . . . . . . . . . .  S-11

          Use of Proceeds . . . . . . . . . . . . . . . . . . . . . .  S-12

          Certain Terms of The Capital Securities . . . . . . . . . .  S-12

          Certain Terms of The Series A Debentures  . . . . . . . . .  S-16

          Certain ERISA Considerations  . . . . . . . . . . . . . . .  S-18

          Underwriting  . . . . . . . . . . . . . . . . . . . . . . .  S-20

                                      PROSPECTUS

          Incorporation of Certain Documents by Reference . . . . . . .   3

          Available Information . . . . . . . . . . . . . . . . . . . .   3

          The Company . . . . . . . . . . . . . . . . . . . . . . . . .   4

          The Trust . . . . . . . . . . . . . . . . . . . . . . . . . .   5

          Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . .   5

          Historical and Pro Forma Ratios of Earnings to Fixed
               Charges and Earnings to Combined
               Fixed Charges and Preferred Dividends  . . . . . . . . .   5

          Description of Debt Securities  . . . . . . . . . . . . . . .   6

          Description of the Preferred Trust Securities . . . . . . . .  13

          Description of the Guarantee  . . . . . . . . . . . . . . . .  21

          Description of the Junior Subordinated Debentures . . . . . .  23

          Certain United States Federal Income Tax Consequences
               Relating to the Preferred Trust Securities . . . . . . .  31

          Experts and Legality  . . . . . . . . . . . . . . . . . . . .  34

          Plan of Distribution  . . . . . . . . . . . . . . . . . . . .  34

                                     RISK FACTORS

               Prospective purchasers of the Capital Securities should carefully review the information contained elsewhere in this Prospectus Supplement or in the accompanying Prospectus or incorporated by reference herein or therein and should particularly consider the following matters:

          DEPENDENCE OF ENSERCH CAPITAL ON THE COMPANY FOR FUNDS;
          SUBORDINATION OF GUARANTEE AND SERIES A DEBENTURES

               The ability of ENSERCH Capital to pay amounts due on the Capital Securities is solely dependent upon the Company making payments on the Series A Debentures as and when required.

               The Company's obligations under the Guarantee are subordinated and junior in right of payment to all other liabilities of the Company, except any liabilities that may be made pari passu expressly by their terms. The obligations of the Company under the Series A Debentures are subordinated and junior in right of payment to Senior Indebtedness of the Company. As of March 31, 1998, Senior Indebtedness of the Company aggregated approximately $1.0 billion. There are no terms of the Capital Securities, the Series A Debentures or the Guarantee that limit the Company's ability to incur additional indebtedness, including indebtedness that would rank senior to the Series A Debentures and the Guarantee. See "Description of The Guarantee -- Status of the Guarantee" and "Description of The Junior Subordinated Debentures -- Subordination" in the Prospectus.

          PAYMENT DELAY UPON EXERCISE OF OPTION TO EXTEND INTEREST PAYMENT
          PERIOD

               So long as it is not in default in the payment of interest on the Junior Subordinated Debentures of any series, the Company has the right under the Indenture to extend the interest payment period from time to time on the Series A Debentures, for a period not exceeding 20 consecutive quarterly periods. Upon the termination of any such Extension Period and the payment of all amounts then due, including interest on deferred interest payments, the Company may elect to begin an additional Extension Period, subject to the requirements described herein. During any such Extension Period, quarterly distributions on the Capital Securities would be deferred (but would continue to accrue with interest thereon compounded quarterly) by ENSERCH Capital. In the event that the Company exercises this right, during the Extension Period the Company may not declare or pay dividends or distributions (other than dividends or distributions in Common Stock of the Company) on, or redeem, purchase, acquire, or make a liquidation payment with respect to any of its capital stock, make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any indebtedness that is pari passu with the Series A Debentures or make any guarantee payment with respect to the foregoing. Prior to the termination of any such Extension Period, the Company may further extend the interest payment period, provided that such Extension Period together with all such previous and further extensions thereof may not exceed 20 consecutive quarterly periods and that such extended interest payment period may not extend beyond the maturity date of the Series A Debentures. Any Extension Period with respect to payment of interest on the Series A Debentures or on any similar securities will apply to the Series A Debentures and all such securities and will also apply to distributions with respect to the Capital Securities and all other securities with terms substantially the same as the Capital Securities. If the Company should determine to exercise its extension right in the future, the market price of the Capital Securities is likely to be affected. Based upon the Company's current financial condition and in light of the restriction on payment of dividends during an Extension Period, ENSERCH Capital and the Company believe that such an extension of an interest payment period on the Series A Debentures is unlikely to occur. See "Certain Terms of The Capital Securities -- Distributions" herein and "Description of The Junior Subordinated Debentures -- Option to Extend Interest Payment Period" in the Prospectus.

          ADVERSE TAX CONSEQUENCES OF EXTENSION OF INTEREST PAYMENT PERIOD;
          OID

               Should the Company exercise its right to extend the interest payment period for the Series A Debentures, each holder of Capital Securities would be required to accrue income as original issue discount (OID) in respect of the deferred interest. As a result, a Holder of Capital Securities would be required to continue to include in gross income an amount of OID in respect of the distributions accruing on the Capital Securities for United States federal income tax purposes in advance of the receipt of cash, regardless of such Holder's regular method of accounting. A Holder that disposed of its Capital Securities prior to the record date for the payment of interest at the end of an Extension Period would not receive cash from ENSERCH Capital related to such interest because the accrued distributions related to such interest will be paid to the Holder of record on such record date, regardless of who the Holder of record may have been on other dates during the Extension Period. Moreover, accrued OID would be added to a Holder's adjusted tax basis in its Capital Securities but may not be reflected in the amount realized on such disposition. To the extent the amount realized was less than a Holder's adjusted tax basis, the Holder would recognize a capital loss for United States federal income tax purposes. The deduction of capital losses is subject to limitations. See "Certain United States Federal Income Tax Consequences Relating to The Preferred Trust Securities -- Original Issue Discount" in the Prospectus. In addition, as a result of the Company's right to extend the interest payment period, the market price of the Capital Securities may be more volatile than debt instruments with OID which do not afford the issuer such a right. See "Certain United States Federal Income Tax Consequences Relating to The Preferred Trust Securities -- Original Issue Discount" in the Prospectus.

          RIGHTS UNDER THE GUARANTEE; LIMITATION AS TO FUNDS AVAILABLE TO ENSERCH CAPITAL

               The Guarantee will be qualified as an indenture under the Trust Indenture Act of 1939, as amended (Trust Indenture Act). The Bank of New York will act as indenture trustee under the Guarantee for the purposes of compliance with the Trust Indenture Act (Guarantee Trustee). The Bank of New York will also act as trustee for the Series A Debentures and will hold the Guarantee for the benefit of the Holders of the Capital Securities.

               The Guarantee guarantees to the Holders of the Capital Securities the payment (but not the collection) of (i) any accrued and unpaid distributions required to be paid on the Capital Securities, to the extent ENSERCH Capital has funds available therefor, (ii) the Redemption Price, plus all accrued and unpaid distributions, with respect to Capital Securities called for redemption, to the extent ENSERCH Capital has funds available therefor and (iii) upon a voluntary or involuntary dissolution, winding-up or termination of ENSERCH Capital (other than in connection with the distribution of Series A Debentures to the Holders in exchange for Capital Securities as provided in the Trust Agreement or upon a redemption of all of the Capital Securities upon maturity or redemption of the Series A Debentures as provided in the Trust Agreement), the lesser of (a) the aggregate of the liquidation preference and all accrued and unpaid distributions on the Capital Securities to the date of payment and (b) the amount of assets of ENSERCH Capital remaining available for distribution to Holders of the Capital Securities in liquidation of ENSERCH Capital. The Holders of a majority in liquidation preference of the Capital Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under the Guarantee. If the Company were to default on its obligations under the Series A Debentures, ENSERCH Capital would lack available funds for the payment of distributions or amounts payable on redemption of the Capital Securities or otherwise, and in such event Holders of the Capital Securities would not be able to rely upon the Guarantee for payment of such amounts. In such event, a Holder of Capital Securities could institute a legal proceeding directly against the Company to enforce payment to such Holder of the principal of or interest on Series A Debentures having a principal amount equal to the aggregate liquidation amount of the Capital Securities held by such Holder. See "Description of The Guarantee -- Status of the Guarantee" and "Description of The Junior Subordinated Debentures -- Subordination" in the Prospectus. The Trust Agreement pursuant to which ENSERCH Capital has been formed provides that each Holder of Capital Securities by acceptance thereof agrees to the provisions of the Guarantee and the Indenture.

          TAX EVENT REDEMPTION

               Upon the occurrence of a Tax Event, under certain circumstances, the Company shall have the right to redeem the Series A Debentures, in whole (but not in part), and thereby cause a mandatory redemption of the Capital Securities and the Common Securities at the Redemption Price, within 90 days following the occurrence of such Tax Event. See "Certain Terms of The Capital Securities -- Right to Redeem upon a Tax Event."

               It has been reported that the Internal Revenue Service (IRS) recently challenged another company's deduction for interest paid on a debt instrument similar in some respects to the Series A Debentures issued to an entity similar in some respects to ENSERCH Capital. Based on available information, the Company and ENSERCH Capital do not believe that this challenge will affect the Company's ability to deduct payments of interest on the Series A Debentures. However, prospective investors should be aware that further developments concerning the IRS's challenge, or other unrelated developments, could give rise to a Tax Event.

          DISTRIBUTION OF THE SERIES A DEBENTURES; POTENTIAL ADVERSE EFFECT ON MARKET PRICE

               At any time, the Company has the right to terminate ENSERCH Capital and, after satisfaction of liabilities to creditors, if any, of ENSERCH Capital as provided by applicable law, cause Series A Debentures to be distributed to the holders of the Capital Securities in liquidation of ENSERCH Capital.

               There can be no assurance as to the market prices for Capital Securities or Series A Debentures that may be distributed in exchange for Capital Securities if a liquidation of ENSERCH Capital were to occur. Accordingly, the Capital Securities that an investor may purchase, whether pursuant to the offer made hereby or in the secondary market, or the Series A Debentures that a holder of Capital Securities may receive on liquidation of ENSERCH Capital, may trade at a discount to the price that the investor paid to purchase the Capital Securities offered hereby. Because holders of Capital Securities may receive Series A Debentures if the Company exercises its right to terminate ENSERCH Capital, prospective purchasers of Capital Securities are also making an investment decision with regard to the Series A Debentures and should carefully review all the information regarding the Series A Debentures contained herein. See "Certain Terms of The Capital Securities -- Distribution of the Series A Debentures" herein and "Certain United States Federal Income Tax Consequences Relating to The Preferred Trust Securities" in the Prospectus.

          NO ESTABLISHED TRADING MARKET FOR CAPITAL SECURITIES

               The Capital Securities constitute a new issue of securities with no established trading market. No assurance can be given as to the liquidity of, or the development and maintenance of trading markets for, the Capital Securities. See "Underwriting" herein.

          UNDERWRITER MARKET ACTIVITY; NO ASSURANCE AS TO ACTIVE MARKET

               The Underwriters currently plan to make a market in the Capital Securities. However, there can be no assurance that the Underwriters will engage in such activities or that any active market in the Capital Securities will develop or be maintained.

          CAPITAL SECURITIES HAVE NO VOTING RIGHTS

               Subject to the Company's right to extend payment as described under "Certain Terms of The Capital Securities -- Distributions" herein, Holders will have the right to receive distributions as and when due but will have limited voting rights, exercisable only in the event of a proposed change in the terms of the Capital Securities. See "Description of The Preferred Trust Securities -- Voting Rights" in the Prospectus.

                                     THE COMPANY

               The Company was incorporated under the laws of the State of Texas in 1942 and has perpetual existence under the provisions of the Texas Business Corporation Act. The Company, a wholly owned subsidiary of Texas Utilities Company (Texas Utilities), is an integrated company focused on natural gas. Its major business operations are natural gas pipeline, processing, marketing and distribution. Through these business operations, the Company is engaged in owning and operating interconnected natural gas transmission lines, underground storage reservoirs, compressor stations and related properties in Texas; gathering and processing natural gas to remove impurities and extract liquid hydrocarbons for sale, and the wholesale and retail marketing of natural gas in several areas of the United States, and owning and operating approximately 550 local gas utility distribution systems in Texas. The principal executive offices of the Company are located at 1601 Bryan Street, Dallas, Texas 75201; the telephone number is (214) 812-4600.

               On August 5, 1997 (Merger Date), Texas Utilities became the holding company for both the Company and Texas Energy Industries, Inc. (TEI). Immediately prior to the transaction (Merger), the Company's ownership interests in Enserch Exploration, Inc. and Lone Star Energy Plant Operations, Inc. (together, the Unacquired Business) were distributed to the holders of the Company's Common Stock. Pursuant to the Merger, Lone Star Gas Company and Lone Star Pipeline Company, the local distribution and pipeline divisions of the Company, and other businesses, excluding the Unacquired Businesses, were acquired by Texas Utilities.

               TEI is a holding company formerly known as Texas Utilities Company. The principal subsidiary of TEI is Texas Utilities Electric Company (TU Electric), which is an electric utility engaged in the generation, purchase, transmission, distribution and sale of electric energy wholly within the State of Texas.
          The other electric utility subsidiaries of TEI are Southwestern Electric Service Company, which is engaged in the purchase, transmission, distribution and sale of electric energy in ten counties in the eastern and central parts of Texas with a population estimated at 126,900, and Texas Utilities Australia Pty. Ltd. (TU Australia), owner of Eastern Energy Limited, which is engaged in the purchase, distribution, marketing and sale of electric energy to approximately 481,000 customers in the State of Victoria, Australia. TEI also has three other subsidiaries which perform specialized functions within the Texas Utilities system: Texas Utilities Fuel Company owns a natural gas pipeline system, acquires, stores and delivers fuel gas and provides other fuel services at cost for the generation of electric energy by TU Electric; Texas Utilities Mining Company owns, leases and operates fuel production facilities for the surface mining and recovery of lignite at cost for the generation of electric energy by TU Electric; and Texas Utilities Services Inc. provides financial, accounting, information technology, environmental services, customer services, personnel, procurement and other administrative services at cost. In addition, in November 1997, Texas Utilities acquired Lufkin-Conroe Communications Co. (LCC). LCC offers long-distance, cellular, internet and other services and provides local telephone services in Southeast Texas.

               In February 1998, TU Australia announced an offer to acquire Allgas Energy Limited (Allgas), a publicly held gas distribution company in Queensland, Australia, for approximately $138 million. The offer, which was increased to approximately $145 million on April 8, 1998, is subject to acceptance by holders of at least 51% of Allgas outstanding shares and the waiver by the Queensland government of the current limit on individual share holdings in Allgas. The Queensland government has announced that this limitation will be lifted on July 1, 1998. TU Australia has acquired 12.49% of the outstanding shares of Allgas. TU Australia's bid has already received all necessary Australian and U.S. regulatory approvals. The offer will be funded by TU Australia's cash flows and bank lines.

               In March 1998, Texas Utilities announced an offer by its wholly owned subsidiary, TU Acquisitions PLC (TU Acquisitions), to acquire 100% of the ordinary shares of The Energy Group PLC
          (TEG), including the ordinary shares evidenced by American Depository Receipts, for L8.40 per share. TEG is the holding company for The Eastern Group PLC, which is one of the largest electric companies in the United Kingdom (U.K.), one of the largest U.K. generators of electricity and one of the largest U.K. suppliers of natural gas. On May 19, 1998, Texas Utilities declared its offer unconditional. As of June 22, 1998, TU Acquisitions owns, has rights over or has received valid acceptances in respect of approximately 95.5% of TEG's issued ordinary share capital and is in the process of acquiring the remaining shares.

               As of December 31, 1997, the Company transferred its interests in four of its subsidiaries to TEI (Reorganization). These subsidiaries are Enserch Development Corporation, Lone Star Gas International, Inc., National Pipeline Company and Enserch International Services Inc. As a result of the Reorganization, the Company is no longer engaged in foreign and domestic power and pipeline project development. The Reorganization was effected in order to strengthen the Company's financial position by relieving it of certain indebtedness as well as its obligation to make capital expenditures in the future. See "Summary of Consolidated Financial Information of The Company and Its Subsidiaries" herein.

                    SUMMARY OF CONSOLIDATED FINANCIAL INFORMATION
                         OF THE COMPANY AND ITS SUBSIDIARIES
                (THOUSANDS OF DOLLARS, EXCEPT RATIOS AND PERCENTAGES)

               The following material, which is presented herein solely to furnish limited introductory information, is qualified in its entirety by, and should be considered in conjunction with, the other information appearing in this Prospectus Supplement and the accompanying Prospectus, including the Incorporated Documents.
          In the opinion of the Company, all adjustments (constituting only normal recurring accruals) necessary for a fair statement of the results of operations for the three months ended March 31, 1998, have been made.


                                          PREDECESSOR COMPANY
                        --------------------------------------------------------
                              TWELVE MONTHS ENDED DECEMBER 31,
                        ---------------------------------------------
                                                                        PERIOD
                                                                         FROM
                                                                      JANUARY 1,
                                                                       1997 TO
                                                                        ACQUI-
                                                                        SITION
                           1993        1994       1995       1996        DATE
                           ----        ----       ----       ----     ---------
     Income statement
       data(a):
       Operating
         Revenues  . .  $1,790,597  $2,014,376 $1,791,041  $1,894,260 $1,278,157
       Income (Loss)
         from
         Continuing
         Operations  .     $22,260     $(5,661)   $21,362      $9,751  $(15,377)
       Ratio of
         Earnings to
         Fixed Charges        1.52        0.82       1.46        1.31      0.58
       Ratio of
         Earnings to
         Fixed Charges
         and Preferred
         Dividends . .        1.18        0.58       1.18        1.01      0.49


                                         THREE
                         PERIOD FROM    MONTHS
                         ACQUISITION     ENDED
                           DATE TO     MARCH 31,
                        DECEMBER 31,     1998
                           1997(B)    (UNAUDITED)
                        ------------  -----------
     Income statement
       data(a):
       Operating          $1,276,107   $1,018,978
         Revenues  . .
       Income (Loss)
         from
         Continuing          $(9,565)     $17,484
         Operations  .
       Ratio of
         Earnings to
         Fixed Charges          0.66         2.56
       Ratio of
         Earnings to
         Fixed Charges
         and Preferred
         Dividends . .          0.57         2.29


                                                                ADJUSTED(C)
                                                            -------------------
                                               OUTSTANDING
                                                   AT
                                                MARCH 31,
                                                  1998         AMOUNT   PERCENT
                                               -----------     ------   -------


     Capitalization (Unaudited):
       Long-term Debt  . . . . . . . . . . .   $  803,341    $  703,341    37.4%
       Advances from Parent  . . . . . . . .      175,616       175,616     9.3
       Preferred Stock . . . . . . . . . . .       75,000        75,000     4.0
       Company Obligated, Mandatorily
         Redeemable, Preferred Securities
         of Subsidiary Trust(d)  . . . . . .           --       150,000     8.0
       Common Stock Equity . . . . . . . . .      778,040       778,040    41.3
                                               ----------    ----------   -----
         Total Capitalization  . . . . . . .   $1,831,997    $1,881,997   100.0%
                                               ==========    ==========   =====
     ------------------------

          (a) In August 1997, in connection with the Merger, the Company distributed to its shareholders its interests in Enserch Exploration, Inc. (EEX) and Lone Star Energy Plant Operations, Inc. (LSEPO). The audited financial information for the twelve-month periods ended December 31, 1993 through 1996, and the audited financial information for the period from January 1, 1997 to Acquisition Date and have been restated to reflect EEX and LSEPO as discontinued operations. Such restated financial information for all periods prior to August 5, 1997 (Acquisition Date) is derived from historical data for the predecessor to the Company. Net Income (Loss), including Income (Loss) from Discontinued Operations, for each of the twelve-month periods ended December 31, 1993 through 1996, the audited period from January 1, 1997 to Acquisition Date, the audited period from Acquisition Date to December 31, 1997 and the unaudited financial information for the three months ended March 31, 1998 was $59,381, $102,095, $13,053, $19,042,
               $(240,068), $(9,565) and $17,484, respectively.

          (b) On December 31, 1997, the Company sold to another subsidiary of Texas Utilities a group of companies which had constituted the Company's power development and international gas distribution operations. For financial reporting purposes, the sale was deemed to have occurred on the Acquisition Date. Prior periods were not restated to reflect the sale.

          (c) To give effect to (1) the issuance of the Capital Securities by ENSERCH Capital, and the proposed redemption in July of the Company's 8-7/8% Notes due 2001 in an aggregate amount of $100,000,000. Adjusted amounts do not reflect any possible future sales from time to time by the Company of up to an additional $100,000,000 principal amount of its debt securities and/or preferred trust securities of its subsidiary, ENSERCH Capital, for which registration statements are effective pursuant to Rule 415 under the Securities Act of 1933 (1933 Act).

          (d) The sole assets of such trust consist of Series A Debentures of the Company in principal amounts, and having other payment terms, corresponding to the securities issued by such trusts.

                                   USE OF PROCEEDS

               The proceeds to be received by ENSERCH Capital from the sale of the Capital Securities will be used to purchase Series A Debentures of the Company. The proceeds of such purchase will be used by the Company for general corporate purposes, which may include the acquisition or redemption of outstanding securities of the Company.


                       CERTAIN TERMS OF THE CAPITAL SECURITIES

          GENERAL

               The following summary of certain terms of the Capital Securities supplements and should be read together with the description of the terms and provisions of the Capital Securities set forth under "Description of The Preferred Trust Securities" in the Prospectus, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Trust Agreement, including the definitions therein of certain terms, and by reference to the Trust Indenture Act. Wherever particular sections or defined terms of the Trust Agreement are referred to, such sections or defined terms are incorporated herein by reference. The Trust Agreement has been filed as an exhibit to the Registration Statement of which the Prospectus forms a part. The Capital Securities and the Common Securities will be created pursuant to the terms of the Trust Agreement. The Capital Securities will represent undivided preferred beneficial interests in the assets of ENSERCH Capital and entitle the Holders thereof to a preference over the Common Securities in certain circumstances with respect to distributions and amounts payable on redemption or liquidation, as well as other benefits as described in the Trust Agreement.

          DISTRIBUTIONS

               Distributions will be payable on the Capital Securities at the Distribution Rate. The term "distributions" as used herein includes interest payable on overdue distributions, unless otherwise stated. The amount of distributions payable for any period will be computed on the basis of actual number of days elapsed in a 360-day year. (Section 4.01(b)).

               Distributions on the Capital Securities will be payable in U.S. dollars at a variable annual rate equal to 3-month LIBOR plus 1.35% (which is the same rate payable on the Series A Debentures) on the stated liquidation preference thereof, will be cumulative and will be payable quarterly in arrears, on January 1, April 1, July 1 and October 1, of each year, commencing October 1, 1998. Such distributions will originally accrue from, and include, the date of initial issuance. In the event that any date on which distributions are otherwise payable on the Capital Securities is not a Business Day, payment of the distribution payable on such date will be made on the next succeeding Business Day (and without any interest or other payment in respect of any such delay), in each case with the same force and effect as if made on such date (each date on which distributions are otherwise payable in accordance with the foregoing, a Distribution Date). (Section 4.01(a)). A Business Day is used herein to mean any day other than a Saturday or a Sunday or a day on which banking institutions in The City of New York are authorized or required by law or executive order to remain closed or a day on which the Corporate Trust Office of the Property Trustee or the Debenture Trustee (as defined herein) is closed for business.

               Distributions on the Capital Securities will be payable to the Holders thereof as they appear on the register of ENSERCH Capital on the relevant record dates, which will be, for so long as the Capital Securities remain in book-entry only form, one Business Day prior to the relevant Distribution Date, and in the event that the Capital Securities are not in book-entry only form, the fifteenth day (whether or not a Business Day) prior to the relevant Distribution Date. (Section 4.01(d)).

               So long as it is not in default in the payment of interest on the Junior Subordinated Debentures of any series, the Company has the right under the Indenture pursuant to which it will issue the Series A Debentures to extend the interest payment period from time to time on the Series A Debentures to a period not exceeding 20 consecutive quarterly periods, with the consequence that quarterly distributions on the Capital Securities would be deferred (but would continue to accrue with interest payable on unpaid distributions at the rate per annum set forth above, compounded quarterly) by ENSERCH Capital during any such Extension Period. In the event that the Company exercises this right, during such period the Company may not declare or pay any dividend or distribution on (other than dividends paid in shares of Common Stock of the Company), or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock, make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any indebtedness that is pari passu with the Series A Debentures or make any guarantee payments with respect to the foregoing. Any Extension Period with respect to payment of interest on the Series A Debentures, or any extended interest payment period in respect of any similar securities will apply to all such securities and will also apply to distributions with respect to the Capital Securities and all other securities with terms substantially the same as the Capital Securities. Prior to the termination of any such Extension Period, the Company may further extend the interest payment period, provided that such Extension Period together with all such previous and further extensions thereof may not exceed 20 consecutive quarterly periods or extend beyond the maturity of the Series A Debentures. Upon the termination of any Extension Period and the payment of all amounts then due, including interest on deferred interest payments, the Company may elect to begin a new extended interest payment period, subject to the foregoing requirements. See "Description of The Junior Subordinated Debentures -- Interest" and "Description of The Junior Subordinated Debentures -- Option to Extend Interest Payment Period" in the Prospectus.

          REDEMPTION OF CAPITAL SECURITIES

               The Series A Debentures will mature on July 1, 2028. The Company has the right to redeem the Series A Debentures (i) in whole or in part on or after July 1, 2003 or (ii) earlier in certain circumstances upon the occurrence of a Tax Event, subject to the conditions described under "Certain Terms of The Capital Securities -- Right to Redeem upon a Tax Event."

               Upon the repayment of the Series A Debentures, whether at maturity or upon earlier redemption as provided in the Indenture, the proceeds from such repayment shall be applied by the Property Trustee to redeem a Like Amount of Trust Securities, upon not less than 30 nor more than 60 days' notice, at the Redemption Price. See "Certain Terms of The Series A Debentures -- Redemption" herein and "Description of The Junior Subordinated Debentures -- Optional Redemption" in the Prospectus.

          RIGHT TO REDEEM UPON A TAX EVENT

               If a Tax Event occurs and either (i) in the opinion of counsel to the Company experienced in such matters, there would in all cases, after effecting the termination of ENSERCH Capital and the distribution of the Series A Debentures to the holders of the Capital Securities in exchange therefor, be more than an insubstantial risk that an Adverse Tax Consequence (as defined below) would continue to exist or (ii) the Series A Debentures are not held by ENSERCH Capital, then the Company shall have the right to redeem the Series A Debentures, in whole but not in part, at any time within 90 days following the occurrence of the Tax Event at the Redemption Price. See "Certain Terms of The Capital Securities -- Redemption of Capital Securities," "Certain Terms of Series A Debentures -- General" and "Certain Terms of Series A Debentures -- Redemption" herein.

               "Tax Event" means the receipt by ENSERCH Capital or the Company of an opinion of counsel experienced in such matters to the effect that, as a result of (a) any amendment to, clarification of, or change (including any announced prospective change) in, the laws or treaties (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein affecting taxation, (b) any judicial decision or any official administrative pronouncement, ruling, regulatory procedure, notice or announcement (including any notice or announcement of intent to issue or adopt any such administrative pronouncement, ruling, regulatory procedure or regulation) (each, an Administrative Action), or (c) any amendment to, clarification of, or change in the official position or the interpretation of any such Administrative Action or judicial decision or any interpretation or pronouncement that provides for a position with respect to such Administrative Action or judicial decision that differs from the theretofore generally accepted position, in each case by any legislative body, court, governmental authority or regulatory body, irrespective of the time or manner in which such amendment, clarification or change is introduced or made known, which amendment, clarification, or change is effective, which Administrative Action is taken or which judicial decision is issued, in each case on or after the date of issuance of the Capital Securities, there is more than an insubstantial risk that
          (i) ENSERCH Capital is, or will be, subject to United States federal income tax with respect to interest received on the Series A Debentures, (ii) interest payable by the Company on the Series A Debentures is not, or will not be, fully deductible by the Company for United States federal income tax purposes, or
          (iii) ENSERCH Capital is, or will be, subject to more than a de minimis amount of other taxes, duties or other governmental charges (each of the circumstances described in clauses (i), (ii) or (iii) being an Adverse Tax Consequence).

          DISTRIBUTION OF THE SERIES A DEBENTURES

               At any time, the Company has the right to terminate ENSERCH Capital and, after satisfaction of liabilities to creditors, if any, of ENSERCH Capital as provided by applicable law, cause Series A Debentures to be distributed to the holders of the Capital Securities. On the date fixed for any distribution of Series A Debentures, upon termination of ENSERCH Capital (i) the Capital Securities and the Common Securities will no longer be deemed to be outstanding and (ii) certificates representing Capital Securities will be deemed to represent Series A Debentures having an aggregate principal amount equal to the stated liquidation preference of, and bearing accrued and unpaid interest equal to accrued and unpaid distributions on, such Capital Securities until such certificates are presented to the Company or its agent for transfer or reissuance.

               If Series A Debentures are distributed to Holders of Capital Securities in a termination of ENSERCH Capital, such Series A Debentures will be issued in fully registered certificated form in denominations of $1,000 and integral multiples thereof and may be transferred or exchanged at the offices described in "Description of The Junior Subordinated Debentures -- General" in the Prospectus.

          BOOK-ENTRY ONLY ISSUANCE -- THE DEPOSITORY TRUST COMPANY

               DTC will act as securities depositary for the Capital Securities. The Capital Securities will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global Capital Securities certificates, representing the total aggregate number of Capital Securities, will be issued and will be deposited with DTC.

               DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants (Participants) deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations (Direct Participants). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a Direct Participant either directly or indirectly (Indirect

          Participants). The rules applicable to DTC and its Direct Participants and Indirect Participants (together, Participants) are on file with the Securities and Exchange Commission.

               Purchases of Capital Securities within the DTC system must be made by or through Direct Participants, which will receive a credit for the Capital Securities on DTC's records. The ownership interest of each actual purchaser of Capital Securities (Beneficial Owner) is in turn to be recorded on the Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Participants through which the Beneficial Owners purchased Capital Securities. Transfers of ownership interests in the Capital Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Capital Securities, except in the event that use of the book-entry system for the Capital Securities is discontinued.

               To facilitate subsequent transfers, all the Capital Securities deposited by Direct Participants with DTC are registered in the name of DTC's nominee, Cede & Co. The deposit of Capital Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Capital Securities; DTC's records reflect only the identity of the Direct Participants to whose accounts such Capital Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

               Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants and by Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time.

               Redemption notices shall be sent to Cede & Co. If less than all of the Capital Securities are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

               Although voting with respect to the Capital Securities is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to Capital Securities. Under its usual procedures, DTC would mail an Omnibus Proxy to ENSERCH Capital as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co. consenting or voting rights to those Direct Participants to whose accounts the Capital Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy). The Company and ENSERCH Capital believe that the arrangements among DTC, Direct and Indirect Participants, and Beneficial Owners will enable the Beneficial Owners to exercise rights equivalent in substance to the rights that can be directly exercised by a holder of a beneficial interest in ENSERCH Capital.

               Distribution payments on the Capital Securities will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name," and such payments will be the responsibility of such Participant and not of DTC, ENSERCH Capital or the Company, subject to any statutory or regulatory requirements to the contrary that may be in effect from time to time. Payment of distributions to DTC is the responsibility of ENSERCH Capital, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Participants.

               Except as provided herein, a Beneficial Owner will not be entitled to receive physical delivery of Capital Securities. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Capital Securities.

               DTC may discontinue providing its services as securities depositary with respect to the Capital Securities at any time by giving reasonable notice to ENSERCH Capital. Under such circumstances, in the event that a successor securities depositary is not obtained, Capital Securities certificates are required to be printed and delivered. Additionally, the Administrative Trustees (with the consent of the Company) may decide to discontinue use of the system of book-entry transfers through DTC (or any successor depositary) with respect to the Capital Securities. In that event, certificates for the Capital Securities will be printed and delivered.

               The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company and ENSERCH Capital believe to be reliable, but neither the Company nor ENSERCH Capital takes responsibility for the accuracy thereof.


                       CERTAIN TERMS OF THE SERIES A DEBENTURES

          GENERAL

               The following summary of certain terms of the Series A Debentures supplements and should be read together with the description of the terms and provisions of the Junior Subordinated Debentures set forth under "Description of The Junior Subordinated Debentures" in the Prospectus, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Indenture, including the definitions therein of certain terms, and by reference to the Trust Indenture Act. Wherever particular sections or defined terms of the Indenture are referred to, such sections or defined terms are incorporated herein by reference. The Indenture has been filed as an exhibit to the Registration Statement of which the Prospectus forms a part.

               Concurrently with the issuance of the Capital Securities, ENSERCH Capital will invest the proceeds thereof and the consideration paid by the Company for the Common Securities in the Series A Debentures issued by the Company.

          INTEREST

               The Series A Debentures shall bear interest at a variable rate per annum equal to 3-month LIBOR (determined as described under "Determination of 3-month LIBOR") plus 1.35% (the Interest
          Rate), payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year (each, an Interest Payment Date), commencing October 1, 1998, to the person in whose name each Series A Debenture is registered, on the fifteenth day (whether or not a Business Day) prior to the relevant Interest Payment Date. The amounts payable as principal and interest on the Series A Debentures are designed to be sufficient to provide distributions payable on the Trust Securities.

               The amount of interest payable for any period will be computed on the basis of the actual number of days elapsed in a 360-day year. In the event that any date on which interest is payable on the Series A Debentures is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), in each case with the same force and effect as if made on the date the payment was originally payable.

               The entire outstanding principal amount of the Series A Debentures will become due and payable, together with any accrued and unpaid interest thereon, including Additional Interest (as defined under "Description of The Junior Subordinated Debentures" in the Prospectus), if any, on July 1, 2028.

               If Series A Debentures are distributed to Holders of Capital Securities in a termination of ENSERCH Capital, such Series A Debentures will be issued in fully registered certificated form in denominations of $1,000 and integral multiples thereof and may be transferred or exchanged at the offices described in "Description of The Junior Subordinated Debentures -- General" in the Prospectus.

          DETERMINATION OF 3-MONTH LIBOR

               The Bank of New York, as Calculation Agent (the "Calculation Agent"), will calculate the interest rate for each quarterly interest period based on 3-month LIBOR determined as of two London Business Days (defined as any day, other than a Saturday or Sunday, on which banks are open for business in London) prior to the first day of such interest period (each, a "Determination Date"). "3-month LIBOR" means, with respect to a quarterly interest period relating to an Interest Payment Date, the London interbank offered rate for three-month, Eurodollar deposits determined in the following order of priority:

                    (a) the rate (expressed as a percentage per annum) for
               Eurodollar deposits having a three-month maturity that appears on Telerate Page 3750 as of 11:00 a.m. (London time) on the related Determination Date;

                    (b) if such rate does not appear on Telerate Page 3750
               as of 11:00 a.m. (London time) on the related Determination Date, 3-month LIBOR will be the arithmetic mean (if necessary rounded upwards to the nearest whole multiple of .00001%) of the rates (expressed as percentages per annum) for Eurodollar deposits having a three-month maturity that appear on Reuters Monitor Money Rates Page LIBO ("Reuters Page LIBO") as of 11:00 a.m. (London time) on such Determination Date;

                    (c) if such rate does not appear on Reuters Page LIBO
               as of 11:00 a.m. (London time) on the related Determination Date, the Calculation Agent will request the principal London offices of four leading banks in the London interbank market to provide such banks' offered quotations (expressed as percentages per annum) to prime banks in the London interbank market for Eurodollar deposits having a three-month maturity as of 11:00 a.m. (London time) on such Determination Date. If at least two quotations are provided, 3-month LIBOR will be the arithmetic mean (if necessary rounded upwards to the nearest whole multiple of .00001%) of such quotations;

                    (d) if fewer than two such quotations are provided as
               requested in clause (c) above, the Calculation Agent will request four major New York City banks to provide such banks' offered quotations (expressed as percentages per annum) to leading European banks for loans in Eurodollars as of 11:00 a.m. (London time) on such Determination Date. If at least two such quotations are provided, 3-month LIBOR will be the arithmetic mean (if necessary rounded upwards to the nearest whole multiple of .00001%) of such quotations; and

                    (e) if fewer than two such quotations are provided as
               requested in clause (d) above, 3-month LIBOR will be 3-month LIBOR determined with respect to the interest period immediately preceding such current interest period.

               If the rate for Eurodollar deposits having a three-month maturity that initially appears on Telerate Page 3750 or Reuters Page LIBO, as the case may be, as of 11:00 a.m. (London time) on the related Determination Date is superseded on Telerate Page 3750 or Reuters Page LIBO, as the case may be, by a corrected rate before 12:00 noon (London time) on such Determination Date, the corrected rate as so substituted on the applicable page will be the applicable 3-month LIBOR for such Determination Date.

               Absent manifest error, the Calculation Agent's determination of 3-month LIBOR and its calculation of the applicable interest rate for each interest period will be final and binding. Investors may obtain the interest rates for the current and preceding interest period by writing or calling Corporate Trust Administration at the Calculation Agent at The Bank of New York, 101 Barclay Street, New York, New York 10286.

               So long as it is not in default in the payment of interest on the Junior Subordinated Debentures of any series, the Company shall have the right under the Indenture to extend the interest payment period from time to time on the Series A Debentures to a period not exceeding 20 consecutive quarterly periods during which period interest will be compounded quarterly. At the end of an Extension Period, the Company must pay all interest then accrued and unpaid (together with interest thereon at the rate specified for the Series A Debentures compounded quarterly, to the extent permitted by applicable law). However, during any such Extension Period, or at any time the Series A Debentures are outstanding if the Company is in default under the Guarantee or with respect to payments due on any Junior Subordinated Debentures, the Company shall not declare or pay any dividend or distribution (other than a dividend or distribution in Common Stock of the Company) on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock, make any payments of principal, interest, or premium, if any, on or repay, repurchase or redeem any indebtedness that is pari passu with the Series A Debentures, or make any guarantee payments with respect to the foregoing. Prior to the termination of any such Extension Period, the Company may further extend the interest payment period, provided that such Extension Period together with all such previous and further extensions thereof shall not exceed 20 consecutive quarterly periods at any one time or extend beyond the maturity date of the Series A Debentures. Any extension period with respect to payment of interest on the Series A Debentures or on any similar securities will apply to the Series A Debentures and all such securities and will also apply to distributions with respect to the Capital Securities and all other securities with terms substantially the same as the Capital Securities. Upon the termination of any such Extension Period and the payment of all amounts then due, including interest on deferred interest payments, the Company may elect to begin a new Extension Period, subject to the above requirements. No interest shall be due and payable during an Extension Period, except at the end thereof. The Company will give ENSERCH Capital and the Debenture Trustee notice of its election of an Extension Period prior to one Business Day prior to the record date for the distribution which would occur but for such election and will cause ENSERCH Capital to send notice of such election to the Holders of Capital Securities.

          REDEMPTION

               The Series A Debentures are redeemable at the option of the Company (i) on or after July 1, 2003, in whole or at any time or in part from time to time or (ii) at any time, in certain circumstances as described under "Certain Terms of The Capital Securities -- Right to Redeem upon a Tax Event," in whole (but not in part) within 90 days following the occurrence of a Tax Event. The proceeds of any such redemption will be used by ENSERCH Capital to redeem the Trust Securities. The Redemption Price in each case shall be equal to 100% of the principal amount plus accrued and unpaid interest thereon to the Redemption Date.


                             CERTAIN ERISA CONSIDERATIONS

               Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA) (a Plan), should consider the fiduciary standards of ERISA in the context of the Plan's particular circumstances before authorizing an investment in the Capital Securities. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

               Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended (Code), prohibit Plans, as well as individual retirement accounts and Keogh plans subject to
          Section 4975 of the Code (also Plans), from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code (Parties in Interest) with respect to such Plan. A violation of these "prohibited transaction" rules may result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption. Certain employee benefit plans such as governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code; governmental plans may be subject to similar provisions under applicable state laws.

               Under a regulation (Plan Assets Regulation) issued by the U.S. Department of Labor (DOL), the assets of ENSERCH Capital would be deemed to be "plan assets" of a Plan for purposes of ERISA and Section 4975 of the Code if "plan assets" of the Plan were used to acquire an equity interest in ENSERCH Capital and no exception were applicable under the Plan Assets Regulation. An "equity interest" is defined under the Plan Assets Regulation as any interest in an entity other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features and specifically includes a beneficial interest in a trust.

               Pursuant to an exception contained in the Plan Assets Regulation, the assets of ENSERCH Capital would not be deemed to be "plan assets" of investing Plans if, immediately after the most recent acquisition of any equity interest in ENSERCH Capital, less than 25% of the value of each class of equity interests in ENSERCH Capital were held by Plans, other employee benefit plans not subject to ERISA or Section 4975 of the Code (such as governmental, church and foreign plans), and entities holding assets deemed to be "plan assets" of any Plan (collectively, Benefit Plan Investors), or if the Capital Securities were "publicly-offered securities" for purposes of the Plan Assets Regulation. No assurance can be given that the value of the Capital Securities held by Benefit Plan Investors will be less than 25% of the total value of such Capital Securities at the completion of the initial offering or thereafter, and no monitoring or other measures will be taken with respect to the satisfaction of the conditions of this exception. In addition, no assurance can be given that the Capital Securities would be considered to be "publicly-offered securities" under the Plan Assets Regulation. All of the Common Securities will be purchased and held by the Company.

               Certain transactions involving ENSERCH Capital could be deemed to constitute direct or indirect prohibited transactions under ERISA and Section 4975 of the Code with respect to a Plan if the Capital Securities were acquired with "plan assets" of such Plan and the assets of ENSERCH Capital were deemed to be "plan assets" of Plans investing in ENSERCH Capital. For example, if the Company were a Party in Interest with respect to a Plan whose assets were used to acquire the Capital Securities (either directly or indirectly), extensions of credit between the Company and ENSERCH Capital (as represented by the Series A Debentures and the Guarantee) would likely be prohibited by
          Section 406(a)(1)(B) of ERISA and Section 4975(c)(1)(B) of the Code, unless exemptive relief were available under an applicable administrative exemption (see below). In addition, if the Company were considered to be a fiduciary with respect to ENSERCH Capital as a result of certain powers it holds (such as the powers to remove and replace the Property Trustee and the Administrative Trustees), certain operations of ENSERCH Capital, including the optional redemption or acceleration of the Series A Debentures, could be considered to be prohibited transactions under Section 406(b) of ERISA and Section 4975(c)(1)(E) of the Code. In order to avoid such prohibited transactions, each investing plan, by purchasing Capital Securities, will be deemed to have directed ENSERCH Capital to invest in the Series A Debentures and to have appointed the Property Trustee.

               The DOL has issued five prohibited transaction class exemptions (PTEs) that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Capital Securities if assets of ENSERCH Capital were deemed to be "plan assets" of Plans investing in ENSERCH Capital as described above. Those class exemptions are PTE 96-23 (for certain transactions determined by in-house asset managers), PTE 95-60 (for certain transactions involving insurance company general accounts), PTE 91-38 (for certain transactions involving bank collective investment funds), PTE 90-1 (for certain transactions involving insurance company separate accounts), and PTE 84-14 (for certain transactions determined by independent qualified asset managers).

               Because the Capital Securities may be deemed to be equity interests in ENSERCH Capital for purposes of applying ERISA and
          Section 4975 of the Code, the Capital Securities may not be purchased and should not be held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a Plan Asset Entity) or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTE 96-23, 95-60, 91-38, 90-1 or 84-14 or another applicable exemption. Any purchaser or Holder of Capital Securities or any interest therein will be deemed to have represented by its purchase and holding thereof that it either (a) is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with "plan assets" of any Plan, or (b) is eligible for the exemptive relief available under PTE 96-23, 95-60, 91-38, 90-1 or 84-14 or another applicable exemption with respect to such purchase or holding. If a purchaser of the Capital Securities that is a Plan or a Plan Asset Entity elects to rely on an exemption other than PTE 96-23, 95-60, 91-38, 90-1 or 84-14, the Company and ENSERCH Capital may require a satisfactory opinion of counsel or other evidence with respect to the availability of such exemption for such purchase and holding.

               Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Capital Securities on behalf of or with "plan assets" of any Plan consult with their counsel regarding the potential consequences if the assets of ENSERCH Capital were deemed to be "plan assets" and the availability of exemptive relief under PTE 96-23, 95-60, 91-38, 90-1 or 84-14 or any other applicable exemption.


                                     UNDERWRITING

               Subject to the terms and conditions of the Underwriting Agreement, the Company and ENSERCH Capital have agreed that ENSERCH Capital will issue and sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase from ENSERCH Capital the Liquidation Amount of the Capital Securities set forth opposite its name below:

                                                     Liquidation Amount
                                                           of the
                          Underwriters               Capital Securities
                          ------------               ------------------
              Morgan Stanley & Co. Incorporated         $ 50,000,000

              Lehman Brothers Inc.                      $ 50,000,000

              Merrill Lynch, Pierce, Fenner & Smith
                          Incorporated                  $ 50,000,000
                                                        ------------

                        Total . . . . . . . . . . .     $150,000,000
                                                        ============


               Subject to the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all the Capital Securities offered hereby, if any are taken. In the event of a default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

               The Underwriters propose to offer the Capital Securities in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers at such price less a concession not in excess of $6.00 per Capital Security. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $2.50 per Capital Security to certain brokers and dealers. After the Capital Securities are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

               In order to facilitate the offering of the Capital Securities, the Underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the Capital Securities. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the Capital Securities for their own account. In addition, to cover overallotments or to stabilize the price of the Capital Securities, the Underwriters may bid for, and purchase, the Capital Securities in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Capital Securities in the offering, if the syndicate repurchases previously distributed Capital Securities in transactions to cover syndicate short positions, in stabilization transactions, or otherwise.
          Any of these activities may stabilize or maintain the market price of the Capital Securities above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

               In view of the fact that the proceeds of the sale of the Capital Securities will be used to purchase the Series A Debentures, the Underwriting Agreement provides that the Company will pay as compensation, for the Underwriters' arranging the investment therein of such proceeds, an amount of $10.00 per Capital Security (or $1,500,000 in the aggregate) for the accounts of the Underwriters.

               Because the National Association of Securities Dealers, Inc.
          (NASD) is expected to view the Capital Securities as interests in a direct participation program, the offering of the Capital Securities is being made in compliance with the applicable provisions of Rule 2810 of the NASD's Conduct Rules. Offers and sales of Capital Securities will be made only to institutional investors for whom an investment is non-convertible investment grade preferred securities is appropriate. The Underwriters may not confirm sales to any accounts over which they exercise discretionary authority without the prior written approval of the transaction by the customer.

               The Company and ENSERCH Capital have agreed that, during the period beginning on the date of the Underwriting Agreement and continuing to and including the Closing Date, they will not offer, sell, contract to sell, in the market in which the Capital Securities are being offered and sold, any securities of the Company or any of its subsidiaries or ENSERCH Capital which are of the same class, without the prior written consent of the Underwriters.

               Prior to this offering, there has been no public market for the Capital Securities. The Company and ENSERCH Capital do not intend to apply for listing of the Capital Securities on any national securities exchange, but the Underwriters have advised the Company and ENSERCH Capital that they intend to make a market in the Capital Securities, but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Capital Securities.

               The Company and ENSERCH Capital have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the 1933 Act.

               Certain of the Underwriters engage in transactions with, and from time to time have performed services for, the Company in the ordinary course of business.